Exhibit 12.1

CALLAWAY GOLF COMPANY

RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

(In Thousands)

	Years Ended December 31,
	2009	2008	2007	2006	2005	2004
EARNINGS:
Income (loss) from continuing operations before income taxes and non-controlling interest	$(29,128)	$100,341	$88,264	$34,987	$14,537	$(23,713)
Fixed charges	17,304	8,817	8,523	8,369	5,624	3,707

Total earnings	(11,824)	109,158	96,787	43,356	20,161	(20,006)

FIXED CHARGES:
Interest on debt and amortization of deferred financing costs	1,737	4,666	5,363	5,421	2,279	945
Estimated interest expense included in rental expense	4,522	4,151	3,160	2,948	3,345	2,762
Preference security dividends, pre-tax	11,045	—	—	—	—	—

Total fixed charges	$17,304	$8,817	$8,523	$8,369	$5,624	$3,707

RATIO OF EARNINGS TO FIXED CHARGES	— (1)	12.38	11.36	5.18	3.58	— (1)

(1)	Earnings for the years ended December 31, 2004 and 2009 were insufficient to cover fixed charges by $23.7 million and $29.1 million, respectively.